FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2019
With Report of Independent
Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/19   AND ENDING   12/31/19
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Rich   404-813-5604

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

PricewaterhouseCoopers LLP
(Name-if individual, state last, first, middle name)

1075 Peachtree Street NE	Atlanta	GA	30309
(Address)	(City)	(State)	(Zip Code)

Check One:

(X)   Certified Public Accountant
(   )   Public Accountant
(   )   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
                           information contained in this form are not required to respond
                           unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Rich, _____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc. , as of December 31, 2019, _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

_____

Chief Financial Officer

Title

WENDY C SHEEHAN
Notary Public – State of Georgia
Fulton County
My Commission Expires Aug 2, 2021

Notary Public

This report ** contains (check all applicable boxes):

- (X) (a) Facing Page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- (X) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- (X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (X) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information
Year Ended December 31, 2019

Contents



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
SunTrust Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of operations, changes in shareholder's equity and cash
flows of SunTrust Investment Services, Inc. (Predecessor) (the "Company") for the period from January 1,
2019 to December 6, 2019, including the related notes (collectively referred to as the "financial
statements"). In our opinion, the financial statements present fairly, in all material respects, the results of
operations and cash flows of the Company for the period from January 1, 2019 to December 6, 2019 in
conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial
statements, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statements. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as, evaluating the overall presentation of the financial statements.
We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
April 16, 2020

We have served as the Company's auditor since 2019.



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
SunTrust Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc. (Successor) (the "Company") as of December 31, 2019, and the related statements of operations, changes in shareholder's equity and cash flows for the period from December 7, 2019 to December 31, 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from December 7, 2019 to December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
April 16, 2020

We have served as the Company's auditor since 2019.


SunTrust Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition

December 31, 2019


Assets

Cash and cash equivalents	$	78,620,323
Securities segregated under Federal and other regulations		4,503,420
Securities owned		6,745
Commissions receivable		8,663,737
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization		132,565
Goodwill		22,225,000
Intangible assets, net		41,453,000
Prepaid assets		78,590,298
Receivables from related parties		18,203,449
Other assets		1,533,280
Total assets	$	253,931,817

Liabilities and shareholder's equity

Liabilities:

Accrued compensation benefits	$	19,040,658
Deferred tax liability		22,418,144
Payable to Parent		133,828
Accrued other expenses		3,449,663
Total liabilities		45,042,293

Commitments and Contingencies (Note 7)

Shareholder's equity:

Common stock		52,125
Additional paid in capital		208,151,422
Retained earnings		685,977
Total shareholder's equity		208,889,524
Total liabilities and shareholder's equity	$	253,931,817

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Operations
Year Ended December 31, 2019

	Successor	Predecessor
	Period from December 7, 2019 to December 31, 2019	**Period from January 1, 2019 to December 6, 2019**
Revenues		
Commissions	$ 8,263,416	$ 113,950,705
Income from related parties	10,658,568	132,833,996
Other income	92,057	10,080,019
Total revenue	19,014,041	256,864,720
Expenses		
Compensation and benefits	11,964,578	178,929,417
Expenses to affiliate	3,307,772	56,048,670
Clearing expenses	258,085	6,803,853
Legal, consulting, and examination fees	445,319	3,814,384
Office expense	43,845	842,619
Computer services	479,781	1,610,090
Other expenses	1,257,492	3,271,161
Occupancy and equipment	31,510	501,124
Total expenses	17,788,382	251,821,318
Income before taxes	1,225,659	5,043,402
Income tax provision	539,682	1,114,941
Net income	$ 685,977	$ 3,928,461

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Changes in Shareholder's Equity

Predecessor

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance, December 31, 2018	$	52,125	$	113,944,723	$	5,818,860	$	119,815,708
Capital contribution from Parent		-		60,000,000		-		60,000,000
Net income		-		-		3,928,461		3,928,461
Other		-		(83,310)		-		(83,310)
Balance, December 6, 2019	$	52,125	$	173,861,413	$	9,747,321	$	183,660,859

Successor

	Common Stock		Additional Paid-in Capital		Retained Earnings		Total	
Balance, December 6, 2019	$	52,125	$	173,861,413	$	9,747,321	$	183,660,859
STIS acquisition by Parent, net of deferred tax		-		34,024,046		(9,747,321)		24,276,725
Balance, December 7, 2019		52,125		207,885,459		-		207,937,584
Net income		-		-		685,977		685,977
Other		-		265,963		-		265,963
Balance, December 31, 2019	$	52,125	$	208,151,422	$	685,977	$	208,889,524

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.

(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Cash Flows

Year Ended December 31, 2019

	Successor	Predecessor
	Period from December 7, 2019 to December 31, 2019	Period from January 1, 2019 to December 6, 2019
Cash flows from operating activities		
Net income	$ 685,977	$ 3,928,461
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	546,308	247,326
Deferred tax benefit	(1,512,434)	13,805,814
(Increase) decrease in assets:		
Securities segregated under Federal and other regulations	-	(21,444)
Commissions receivable	(6,556,415)	271,756
Prepaid assets	1,365,348	(50,577,586)
Other assets	(11,967,227)	1,220,293
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits	17,532,327	(12,268,764)
Deferred tax liability	-	62,179
Payable to Parent	10,023,462	(20,777,848)
Accrued other expenses	(6,061,914)	(1,447,310)
Net cash provided by (used in) operating activities	4,055,432	(65,557,123)
Cash flows from investing activities		
Purchases of furniture and equipment	(46,502)	(93,851)
Net cash used in investing activities	(46,502)	(93,851)
Cash flows used in financing activities		
Capital contribution from Parent	-	60,000,000
Net cash provided by financing activities	-	60,000,000
Net increase (decrease) in cash and cash equivalents	4,008,930	(5,650,974)
Cash and cash equivalents, beginning of year	74,611,393	80,262,367
Cash and cash equivalents, end of year	$ 78,620,323	$ 74,611,393
Supplemental cash flow information		
Cash paid for federal income tax payments to Parent	$ -	$ 5,505,541

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Notes to Financial Statements

1. Organization

SunTrust Investment Services, Inc. (the "Company" or "STIS") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of the Parent. STIS personnel provide sales and administrative services to affiliates of Truist Financial Corporation which STIS records as revenue for fees charged to affiliates for these services.

From January 1, 2019 through December 6, 2019 the Company was a wholly owned subsidiary of SunTrust Bank Holding Company, which was previously a wholly owned subsidiary of SunTrust Banks, Inc. ("STI"). At closing on December 6, 2019, STI merged with and into BB&T Corporation ("BB&T") in an all-stock merger pursuant to an Agreement and Plan of Merger dated as of February 7, 2019 (the "Merger"). In connection with the Merger, BB&T changed its name to Truist Financial Corporation (the "Parent" or "TFC") and the Company became a wholly owned subsidiary of TFC.

The Parent's cost of acquiring the Company has been pushed-down to establish a new accounting basis for the Company beginning at closing on December 6, 2019. Accordingly the accompanying Statement of Operations, Statement of Changes in Stockholder's Equity, and Statement of Cash Flows are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the Merger. The Predecessor period ("Predecessor") includes results of operations and cash flows for the period January 1, 2019 through December 6, 2019. The Successor period ("Successor") includes results of operations and cash flows for the period December 7, 2019 through December 31, 2019. Each period has been presented to highlight the change in accounting basis.

The push down purchase price was allocated to the Company based on its relative fair value of identifiable and tangible and intangible assets and liabilities as follows:

Cash and cash equivalents	$	74,618,138
Securities segregated under Federal and other regulations		4,503,420
Commissions receivable		7,279,355
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization		85,371
Goodwill		22,225,000
Intangibles		42,000,000
Prepaid assets		79,955,646
Other assets		2,597,468
Total assets		233,264,398
Accrued compensation benefits		10,852,502
Deferred tax liability		10,618,898
Accrued other expenses		3,855,414
Total liabilities		25,326,814
Total purchase price (fair value of equity)	$	207,937,584

The fair value of the assets acquired includes receivables for incentive bonuses paid to advisors who are no longer with the Company of $1,491,136 which is included in Other assets in the accompanying Statement of Financial Condition. The gross amount due under contracts is $5,070,380, of which $3,579,244 is expected to be uncollectible.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the results of operations in these financial statements, have been made.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and

cash equivalents at December 31, 2019, is cash of $12,907,079 at Truist Bank and $65,713,244 of money market funds.

Securities Segregated Under Federal and Other Regulations

At December 31, 2019, U.S. Treasury securities with a fair value of $4,503,420 have been segregated in a special reserve account at Truist Bank for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred and included in the Statement of Operations in Occupancy and equipment expenses. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Leasehold improvements	1–30 years
Furniture and equipment	1–20 years

Revenue Recognition

Commission revenue

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded at a point in time on the trade date and included in Commissions in the accompanying Statement of Operations.

Certain contracts within commission revenue have fees that are comprised of variable consideration. Insurance and annuity contracts include variable consideration for elements, such as a claw back of commission revenue when customers terminate their insurance or annuity policies early, or trailing commissions for years two through ten if customers continue paying the premium for their policies. The Company did not accrue claw backs at December 31, 2019 as management deemed them to be immaterial, which is consistent with prior periods. Management's consideration for each significant commission revenue source identified is as follows:

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Notes to Financial Statements

- *Annuity commissions*

  The Company offers fixed and variable annuity products to its customers through collaboration with insurance carriers. For fixed annuities, customers pay a single premium and the Company receives a commission based on the age of the client and the number of years of guaranteed income for the client. For variable annuities, the Company receives a commission from the insurance carriers based on the premium the customer pays to the carriers. A majority of the commissions are paid in the first year and a trailing commission is paid monthly after the first 12 months based on the net asset value of the clients' accounts. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. The Company's execution of these services represents its related performance obligations. The Company recognized revenue for trailing commissions of $22,307,528 and $1,448,645, in the Predecessor and Successor periods, respectively.

- *Mutual fund commissions*

  The Company sells mutual fund products to clients. The Company receives a commission from the mutual fund carrier as a percent of the asset under management value for selling and distribution services. The commission payment typically settles three days after the trade date. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. The Company's execution of these services represents its related performance obligations. The Company recognized revenue for trailing 12b-1 fees of $21,192,596 and $1,570,560, in the Predecessor and Successor periods, respectively.

- *Insurance commissions*

  The Company sells various types of insurance products. The two major types of insurance products include periodic premium insurance policies and single premium insurance policies. The Company receives a commission from the insurance carrier based off the premium the customer pays to the carrier. A majority of the commissions are paid in the first year and a renewal commission is paid monthly after the first 12 months based on the renewal premium paid by the customer. The Company also receives an immaterial amount of trail commission fees for performance obligations satisfied in previous periods. The Company acts as an agent in these transactions and recognizes revenue at a point in time when the customer enters into an agreement with the product carrier. The Company's execution of these services represents its related performance obligations. The renewal and trail commissions are also recognized in the period they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective. The Company recognized revenue of $882,297 and $33,403 in the Predecessor and Successor periods, respectively, which relates to the renewal commissions from performance obligations satisfied in prior periods.

- *Trade execution*

  The Company recognizes fee income earned from trading activity. This fee income consists of administrative services fees; which include recordkeeping, reporting, and processing services.

  Secondary trading transactions, which consist primarily of riskless principal fixed income and unit investment trust trades, and related gains (primarily mark-ups on the trades), and losses are recorded at a point in time on the trade date in Commissions in the accompanying Statement of Operations.

  The Company's execution of these services represent its related performance obligations. Trade execution commissions are earned and recognized on the trade date, when the Company executes a trade for a customer. The fees related to trade executions are due on the settlement date.

The additional sources of revenue identified by management are as follows:

Income from related parties

The Company recognizes income upon providing certain services to other affiliates of TFC. These services mainly include sales force, administrative support, and operational oversight services incurred by STIS. The Company's execution of these services represents its related performance obligations, and revenue is recognized at a point in time. This revenue is recognized as Income from related parties in the accompanying Statement of Operations.

Other income

The Company recognizes income upon contractual referral fees from the Private Wealth line of business based on assets under management at TFC. The Company's execution of these services represents its related performance obligations, and revenue is recognized at a point in time. This revenue is recognized as Other income in the accompanying Statement of Operations.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Notes to Financial Statements

The following table presents revenue by major source:

	Successor	Predecessor
	Period from December 7, 2019 to December 31, 2019	Period from January 1, 2019 to December 6, 2019
Revenues from contracts with customers		
Commissions		
Annuity	$ 3,811,740	62,076,463
Mutual Fund	2,377,914	26,396,792
Insurance	953,941	8,408,957
Trade execution	1,119,821	17,068,493
Total commissions	8,263,416	113,950,705
Income from related parties	10,658,568	132,833,996
Other income	92,057	10,080,019
Total revenue from contracts with customers	$ 19,014,041	$ 256,864,720

Commissions Receivable

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions' receivable for its share of commissions charged to customers.

Prepaid Assets

The Company records prepaid assets at the transaction date. The assets are then amortized on a straight line basis over their remaining useful life. Prepaid assets generally relate to incentive bonuses paid to advisors upon hire. Prepaid assets relating to advances are amortized over the period of expected future revenue generation and required employment term.

Expenses to affiliate

Affiliates of the Company provide services to STIS in accordance with various agreements. These services include finance, human resources, facilities management, etc. The Company pays these affiliates for the services it receives.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of

available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision.

The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by STI for the Predecessor period. The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent for the Successor period. The method of allocating federal income tax expense is determined under tax allocation agreements between the Company and STI for the Predecessor period, and between the Company and the Parent for the Successor period. The allocation agreements specify that the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by STI for the Predecessor period and by Parent for the Successor Period. For additional information on the Company's activities related to income taxes, see Note 10, "Income Taxes."

Goodwill and Intangible Assets

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. As discussed in Note 1, "Organization," the assets and liabilities of the Company were recorded at fair value as of the date of the Merger. As a result of this pushdown acquisition, the Company recorded goodwill of $22,225,000 and intangible assets of $42,000,000. There was no goodwill impairment recorded in the Predecessor or Successor periods.

Intangible assets which consist of customer relationships, are determined to have finite lives, and are amortized over their useful lives, based upon the estimated economic benefits received. The weighted average useful life of the Company's customer relationships are 9.8 years.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

Standard	Description	Required Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Standards Recently Adopted			
ASU 2016-02 Leases	Requires lessees to recognize assets and liabilities related to certain operating leases on the balance sheet, requires additional disclosures by lessees, and contains targeted changes to accounting by lessors.	January 1, 2019	STIS established an immaterial amount of ROU assets and lease liabilities and the impact to equity, net of tax, was immaterial. There was no material impact to the Company's Statements of Operations. STIS adopted this guidance on a prospective basis and did not reassess whether any expired or existing contract contains a lease, the classification of leases or the initial direct costs.

Standard	Description	Required Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Standards Not Yet Adopted			
ASU 2016-04 Intangibles - Goodwill and Other	Simplifies the subsequent measurement of goodwill, by eliminating the second step from the goodwill impairment test. The amendments require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The standard requires an entity to recognize an impairment charge for the amount by which a reporting unit's carrying amount exceeds its fair value, with the loss limited to the total amount of goodwill allocated to that reporting unit. The standard must be applied on a prospective basis.	January 1, 2020	The standard does not currently have an impact on the Company's financial statements; however, if subsequent to adoption, the carrying amount of a reporting unit exceeds its respective fair value, the Company would be required to recognize an impairment charge for the amount that the carrying value exceeds the fair value.
ASU 2016-13 Credit Losses	Replaces the incurred loss impairment methodology with an expected credit loss methodology and requires consideration of a broader range of information to determine credit loss estimates. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. Purchased credit deteriorated loans will receive an allowance for expected credit losses. Any credit impairment on AFS debt securities for which the fair value is less than cost will be recorded through an allowance for expected credit losses. The standard also requires expanded disclosures related to credit losses and asset quality.	January 1, 2020	The adoption of this standard is not expected to have a material impact on the Company's financial statements or related disclosures.

4. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

- Level 2 – Assets and liabilities valued based on observable market data for similar instruments traded in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drives are observable in active markets.

- Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

The Company's financial instruments, which are included in the accompanying Statement of Financial Condition, are either measured at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2019. Money market funds of $65,713,244 included in cash and cash equivalents, and U.S. Treasuries of $4,503,420, included in securities segregated under federal and other regulations, are valued using quoted prices in active markets and are classified as Level 1 assets in accordance with ASC Topic 820. The other securities owned includes $6,745 of non-marketable securities which are valued based on the best available data provided by an unrelated third party in order to approximate fair value and are considered Level 3 assets. There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2019.

5. Intangible Assets

The gross carrying value and accumulated amortization of other intangible assets are presented in the following table:

	December 31, 2019
Intangible assets:	
Customer Relationships, gross carrying value	$ 42,000,000
Less: Accumulated amortization	547,000
Customer Relationships, net carrying value	$ 41,453,000

The Company recorded $547,000 of amortization expense in the Successor period.

The Company's estimated future amortization of intangible assets at December 31, 2019 is presented in the following table:

	December 31, 2019
2020	$ 6,452,000
2021	7,270,000
2022	5,817,000
2023	6,233,000
2024	4,808,000
Thereafter	10,873,000
Total	$ 41,453,000

6. Related-Party Transactions

During the period ended December 31, 2019, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties are as follows:

Statement of Financial Condition	December 31, 2019
Cash and cash equivalents	$ 12,907,079
Securities segregated under Federal and other regulations	4,503,420
Receivable from related parties [1]	18,203,449
Payable to Parent	133,828

[1] Includes income tax receivable from Parent of $12,450,753.

	Successor	Predecessor
Statement of Operations	Period from December 7, 2019 to December 31, 2019	Period from January 1, 2019 to December 6, 2019
Income from related parties	$ 10,658,568	$ 132,833,996
Expenses to affiliate	3,307,772	56,048,670
Compensation and benefits	546,121	13,370,637
Other income	-	7,384,021

Expense to affiliates arises from the use of TFC's internal services and corporate real estate based on an agreed expense sharing agreements. Allocation methodologies vary for these services but are generally based on revenue, headcount, or utilization. Expense attributable to compensation and benefits are further discussed in Note 9, "Employee Benefits".

Other income primarily represents contractual referral fees from the Private Wealth line of business. Further, at client request, STIS will purchase bank-sponsored or affiliate-underwritten products and sell them to the client for a commission.

The Company recognizes Income from related parties upon providing certain services to other affiliates of TFC, primarily SunTrust Advisory Services, Inc. ("STAS"). STIS advisors provide investment advisory services offered by STAS. Thus, the salaries and related costs for these personnel and administrative services are charged to STAS based on determined allocation methodologies.

STIS guarantees loans made by TFC to certain key STIS employees. While ordinarily payable to Truist Bank on demand, generally STIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee ceases to be employed by STIS. In the event STIS is called upon to reimburse Truist Bank, the payment made to Truist Bank will be for any outstanding principal and interest. STIS will then have the ability to pursue reimbursement through other standard channels. During 2019, the Company was not called upon by TFC to make a payment nor has it recorded a liability for future payments as they were neither estimable nor probable at December 31, 2019.

7. Commitments and Contingencies

In the ordinary course of business, the Company is subject to regulatory examinations, investigations, and requests for information, and is also party to numerous civil claims and lawsuits. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on novel or unsubstantiated legal theories, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The liability is recorded in the Accrued other expenses in the Statement of Financial Condition and the related expense is recorded in Other expenses in the Statement of Operations. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters, and the large or indeterminate damages sought in some of these matters, there is a remote possibility that an adverse outcome in one or more of these matters could be material to the Company's results or cash flows for any given reporting period.

8. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement, and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2019, the Company experienced no losses as a result of the indemnity. The clearing agreement expires in May 2022.

9. Employee Benefits

The Company participates in employee benefit plans of TFC for the benefit of substantially all employees of the Company. Costs of these plans are allocated to the Company based on its estimated pro rata share. The Company's expense allocated to employee benefit plans was $11,907,699 and $296,096 in the Predecessor and Successor periods, respectively, which is included in compensation and benefits expense in the accompanying Statement of Operations. The Company incurred $107,051,868 and $6,861,829 in the Predecessor and Successor periods, respectively, in incentive-based compensation expense, which is included in compensation and benefits expense in the accompanying Statement of Operations.

The Parent provides equity based compensation plans that have been approved by its shareholders which grant restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company. All incentive awards are subject to claw back provisions.

The Parent allocates restricted stock expense to the Company. The Company's restricted stock expense for 2019 was $1,462,938 and $250,025 in the Predecessor and Successor periods, respectively, which is also included in compensation and benefits expense in the accompanying Statement of Operations. At December 31, 2019, there was $1,490,877 of unrecognized stock-based compensation expense related to restricted stock.

10. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by STI for the Predecessor period. The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent for the Successor period. In accordance with the Tax Allocation Agreements between the Company and STI for the Predecessor period and between

the Company and the Parent for the Successor period, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions.

The components of the Provision for income taxes included in the Statement of Operations as determined in accordance with ASC 740, *Income Taxes*, for the year ended December 31, 2019 are presented in the following table:

	Successor	Predecessor
	Period from December 7, 2019 to December 31, 2019	**Period from January 1, 2019 to December 6, 2019**
Current		
Federal	$ 1,893,398	$ (11,853,356)
State	158,718	(837,517)
	2,052,116	(12,690,873)
Deferred		
Federal	(1,645,855)	12,949,920
State	133,421	855,894
	(1,512,434)	13,805,814
Income tax provision	$ 539,682	$ 1,114,941

A reconciliation of the income tax provision at the applicable statutory federal income tax rate to the Company's actual provision for income taxes and effective tax rate is presented in the following table:

	Successor	Predecessor
	Period from December 7, 2019 to December 31, 2019	**Period from January 1, 2019 to December 6, 2019**
Income tax provision at federal statutory rate	$ 257,388	$ 1,059,115
State income taxes, net	346,768	452,661
Valuation allowance	(115,978)	(438,143)
Restricted stock	-	(131,977)
Entertainment	43,945	225,044
Other	7,559	(51,759)
Total provision for income taxes	$ 539,682	$ 1,114,941

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax liability is recorded in the Statement of Financial Position.

The significant deferred tax assets and liabilities at December 31, 2019, net of the federal impact for state taxes, are presented in the following table:

	2019
Deferred Tax Assets:	
Employee compensation and benefits	$ 2,430,011
State net operating loss	2,698,743
Accruals and reserves	3,114,207
Operating lease liability	7,392
Other	982,793
Total Gross Deferred Tax Assets	9,233,146
Valuation allowance	(88,294)
Total deferred tax assets	9,144,852
Deferred Tax Liabilities:	
Prepaid expenses	(20,650,622)
Intangibles	(10,903,920)
ROU assets	(8,454)
Total deferred tax liabilities	(31,562,996)
Net deferred tax liabilities	$ (22,418,144)

The deferred tax assets include state tax net operating losses of $2,698,743 as of December 31, 2019, that will expire, if not utilized, in varying amounts from 2020 to 2039. At December 31, 2019, the Company had a valuation allowance recorded against its state carryforwards of $88,294. The change in the valuation allowance for the year ending December 31, 2019 was a decrease of $561,107. The decrease in the valuation allowance includes the increase in the federal benefit of state. The Company determined that a valuation allowance is not required for the federal deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

STI's federal income tax returns, in which the Company is included, are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2016. With limited exceptions, the various consolidated or combined state income tax returns filed by STI, in which the company is included, along with the Company's separate income tax returns, are no longer subject to examination by state and local taxing authorities for taxable years prior to 2013.

11. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. The Company uses the basic method to calculate net capital. At December 31, 2019, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2019, the Company, on a standalone basis, had net capital, as defined, of $40,123,322, which was $38,616,725 in excess of the required net capital of $1,506,597. The Company's ratio of aggregate indebtedness to net capital was .56:1 at December 31, 2019, which is below the 15:1 maximum allowed.

12. Subsequent Events

The Company has evaluated subsequent events from December 31, 2019 through April 16, 2020, the date that these financial statements were available to be issued and identified the following:

The Company is closely monitoring the coronavirus (COVID-19) pandemic and its effects on clients, counterparties and the financial markets in which the Company conducts business. The Company expects the effects of this widespread health crisis, which include disruptions or restrictions in clients' supply chains, closures of clients' facilities or decreases in demand for clients' products and services, to adversely impact economic growth. Also related to the health crisis, the United States has been operating under a presidentially declared emergency since March 13, 2020, with various actions by the United States Congress, the federal financial institution regulatory agencies, state banking agencies, and the SEC and FINRA, as applicable to the Company and its Parent, to mitigate the effects of the health crisis. At this time, impacts of the coronavirus pandemic and various governmental and regulatory actions on the Company's financial condition and results of operations are not quantifiable.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2019

Net Capital:

Stockholder's equity, as reported on the Statement of Financial Condition	$	208,889,524
Less - Nonallowable assets:		
Non-marketable securities		6,745
Commissions receivable		5,171,940
Furniture, equipment, and leasehold improvements		136,603
Goodwill		22,225,000
Intangibles		41,453,000
Prepaid assets		78,590,298
Receivables from related parties		18,203,449
Other assets		1,633,603
Total nonallowable assets		167,420,638
Other deductions or charges		558
Net capital before haircuts on securities positions		41,468,328
Less - adjustments:		
Haircuts on securities		
Trading and investment securities:		
Exempted securities		22,517
Other securities		1,322,489
Net capital	$	40,123,322
Net capital requirement	$	1,506,597
Excess net capital		38,616,725
Total aggregate indebtness		22,598,957
Percentage of aggregate indebtedness to net capital		56%

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited amended Part IIA FOCUS filing as of December 31, 2019, refiled on April 16, 2020.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule II – Computation of Determination of Reserve Requirements

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(ii) of that rule.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule III – Information Relating to Possession or Control Requirements

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control under paragraph (k)(2)(ii) of that rule.